ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

March 4, 2025	Chelsea M. Childs T: +1 415 315 6374 chelsea.childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kim McManus

Re:	Versus Capital Real Estate Fund LLC (File Nos. 333-266297 and 811-22534) (“VCMIX”) (the “Fund”)

Ladies and Gentlemen,

On February 21, 2025, Ms. Kim McManus (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea M. Childs and Rachel M. Lynch of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Post-Effective Amendment No. 6 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 32 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to VCMIX’s Registration Statement on Form N-2, filed pursuant to Rule 486(a) under the 1933 Act on January 10, 2025.

The Staff Reviewer requested that the Fund’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Fund’s responses thereto, are set forth below. The below responses will be reflected, to the extent applicable, in an amendment to the Fund’s Registration Statement on Form N-2 to be filed pursuant to Rule 486(b) under the 1933 Act. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

1.	Comment: Explain the concept of duration and include a brief example in the prospectus (e.g., duration being a measure of price sensitivity relative to interest rates).

Response: The Fund will revise the relevant disclosure under “Investment Objectives and Strategies – Real Estate-Related Debt” as follows:

Real Estate-Related Debt. The Fund may invest in real estate debt investments, including commercial real estate loans and other real estate-related securities. The Fund may originate or otherwise directly invest in privately issued real estate debt. The Fund’s investments in privately issued real estate debt typically will consist of senior debt and subordinated debt. Senior debt includes loans and loan-related investments structured with a senior security interest in real estate assets and/or cash flows from the real estate asset including contractual lease revenues. These

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loans are expected to vary in maturity, but typically have longer durations than subordinated debt and may include a combination of fixed and floating rate interest payments. Subordinated debt investments are secured by secondary claims against the real estate asset and its cash flow. These claims are subordinated to those of the senior debt, which has priority in collateral and cashflow. Subordinated debt typically will have relatively short maturities and floating interest rates. The Fund may also seek to invest in real estate-related debt that generates stable income streams of attractive and consistent cash distributions. The Fund may make such investments in first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), commercial mortgage-backed securities (“CMBS”), participating loans, bridge loans and other secured and unsecured real estate-related debt. There is no limit on the maturity or duration of any individual security and/or other investment in which the Fund may invest. Duration is a measure of a debt instrument’s sensitivity to interest rate changes. For example, if a loan has a duration of 5 years, the price of the loan will increase (decrease) by approximately 5% for every 1% decrease (increase) in interest rates.

2.	Comment: Please provide a legal analysis regarding whether the Arrangers would meet the definition of “investment adviser” under Section 2(a)(20) of the Investment Company Act and/or Section 202(a)(11) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Fund submits that the Arrangers do not qualify as “investment advisers” of the Fund as such term is defined in the Investment Company Act or the Advisers Act. The Fund notes that it is common in the private debt market for arrangers to play a role in private loans. The arrangers generally organize the financing on behalf of a loan syndicate and also may be engaged to monitor and administer the loan going forward. Services may include liaising with a borrower, providing copies of organizational and due diligence materials, and assisting with loan structuring and servicing. While each set of services provided by a particular arranger for a particular investment may differ, the services provided to VCA by the Arrangers are not investment advisory services.

Section 2(a)(20) of the Investment Company Act, in relevant part, defines an “investment adviser” of an investment company as: “(A) any person…who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)….” The elements of this definition are not met with respect to the Arrangers.

The first element of the “investment adviser” definition requires that the person “regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property.” The Arrangers do not generally provide services to VCA on a “regular” basis. The Arrangers are engaged on a one-off or episodic basis to provide services, at the request of VCA, with respect to particular opportunities. Further, the Arrangers do not “furnish advice” to the Fund with respect to the

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“desirability of investing in,” purchasing, or selling securities or other property. Instead, their role is limited to providing VCA with access to potential debt and real estate-related investment opportunities that are available to the Arrangers due to their respective lines of business and providing monitoring and administrative services. The Arrangers are not engaged to provide VCA with investment opportunities based on the specific investment objectives or strategies of the Fund, nor do they provide a view as to whether an opportunity would be appropriate or desirable for the Fund. VCA retains sole responsibility for advising the Fund as to the desirability of such investment opportunities and determining whether to enter into, hold, or sell any private investment position. The Arrangers are not “empowered to determine what securities or other property shall be purchased or sold” by the Fund, as VCA retains full discretion to make all investment decisions for the Fund with respect to private investments.

The second element of the Investment Company Act’s “investment adviser” definition contemplates persons that “regularly perform substantially all of the duties undertaken by” a person described in clause (A) of the definition. The Arrangers do not perform substantially all – or even any – of the duties of VCA. VCA evaluates investment opportunities, makes all investment decisions, and retains full discretion over the Fund’s assets. The Arrangers’ involvement is limited to providing VCA with access to potential investment opportunities that VCA has evaluated and believes are desirable for the Fund and with administrative and monitoring services with respect to particular investments, which does not amount to regularly performing substantially all of the duties of an investment adviser.

Section 2(a)(11) of the Advisers Act, in relevant part, defines an “investment adviser” as: “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities….” The Fund respectfully notes that neither it nor VCA is in a position to determine whether an Arranger – an unaffiliated third party – should more generally be required to register as an investment adviser under the Advisers Act. However, the Fund submits that, for the reasons described above, the Arrangers do not engage in the business of advising VCA or the Fund as to the advisability of the Fund investing in, purchasing, or selling securities.

The Fund respectfully notes that there is no regulatory gap with which to be concerned in this context. The opportunities sourced or originated by the Arrangers are always chosen by VCA, a registered investment adviser, which has sole investment authority with respect to the opportunity and oversees all functions of the Arrangers. VCA’s comprehensive oversight and full discretion in making investment decisions for the Fund ensure that the regulatory framework of the Investment Company Act is effectively applied to the Fund and that the interests of the Fund’s shareholders are protected.

3.	Comment: The statement under “Investments in Subsidiaries” that the Fund will comply with the provisions of Section 8 of the Investment Company Act (relating to investment policies) on an aggregate basis with the Subsidiaries appears inconsistent with the statement under “Investment Objectives and Strategies – Real Estate Equity Investments through the VCMIX Sub-REIT” providing an exception for the VCMIX Sub-REIT’s real estate holdings. Please revise to reconcile.

Response: The Fund respectfully submits that the VCMIX Sub-REIT is not intended to be included in the defined term “Subsidiary” in the Fund’s prospectus. The VCMIX Sub-REIT is intended to serve a different purpose than the Subsidiaries and will be structured and taxed to hold equity and debt investments in real

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estate and real estate-related assets. To provide further clarity on this point, the Fund will revise the relevant disclosure under the “Investment Strategies,” “Prospectus Summary – Investment Objectives and Strategies,” and “Investment Objectives, Investment Strategies and Investment Features – Investment Objectives” sections of the Fund’s Prospectus as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments. The Fund may obtain this exposure directly or through one or more wholly-owned and/or controlled subsidiaries that engage in investment activities in securities or other assets and are treated as corporations or disregarded entities for tax purposes (“Subsidiaries”). In addition, the Fund may invest up to 20% of its net assets to gain exposure to other investments, including, without limitation, through (a) equity investments in real estate and other real estate-related assets through a subsidiary that expects to elect to be taxed as a real estate investment trust (the “VCMIX Sub-REIT”); (b) debt investments, including private debt associated with real estate, including real estate-related loans originated by bank or non-bank lenders; and (c) originating and syndicating loans directly with real estate companies or with projects focused on the management, development, construction, renovation, enhancement, maintenance and/or operation of real estate.

4.	Comment: Please revise to clarify the concept of an Estate Offer being oversubscribed. For example, state if true that the Board will determine the dollar value or number of shares included in an Estate Offer and to the extent more eligible shares were tendered in the original repurchase offer, the Estate Offer repurchase will be pro rata.

Response: The Fund will revise the relevant disclosure under “Quarterly Repurchases of Shares” as follows:

In addition, ~~if~~ in the event a Repurchase Offer is oversubscribed, the Fund may offer to repurchase at NAV outstanding Shares tendered by the estate of a deceased shareholder or such deceased shareholder’s descendants (an “Estate Offer”). The amount of any Estate Offer (determined as a percentage of the Fund’s outstanding Shares as of the Repurchase Pricing Date) will be approved by the Board, taking into account the liquidity of the Fund’s assets. In the event an Estate Offer is oversubscribed, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each ~~of the shareholders~~ shareholder participating in the Estate Offer.

5.	Comment: Please revise footnote 3 to include the termination date of the fee waiver agreement and clarify the circumstances in which the agreement may be terminated or amended. We assume that the agreement is for not less than one year from the effective date.

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Response: The Fund will revise the relevant disclosure under footnote 3 as follows:

Management Fees include the Investment Management Fee paid to the Adviser at an annual rate of 0.95% of NAV, which accrues daily and is payable quarterly in arrears. To the extent the Fund utilizes a Subsidiary or the VCMIX Sub-REIT, and for so long as the Investment Management Agreement is in effect, the Adviser contractually agrees to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from a Subsidiary and to waive any management fees payable by the VCMIX Sub-REIT, such that, for the collective net assets of the Fund and the Subsidiaries and the VCMIX Sub-REIT, the total Investment Management Fee is calculated at a rate of 0.95%. Such waiver may be terminated or amended only upon approval by the Directors of the Fund, including a majority of the Independent Directors. Management Fees also include fees and expenses of the Sub-Advisers in their capacity as sub-advisers. That portion of the management fees, 0.09%, has been restated to reflect current fees based on the amount of assets managed by the Sub-Advisers at the Fund’s fiscal year ended March 31, 2024. The fees such Sub-Advisers charge the Fund are based on the Sub-Adviser’s sub-advisory agreement. The Management Fees paid to a Sub-Adviser in its capacity as a sub-adviser are assessed on a sliding scale and ranging from 1.0% down to 0.45% based on assets under management and is payable in arrears on a monthly or quarterly basis. Based upon the assumptions above, this translates to a weighted average fee of approximately 0.61% of the allocable portion of the Fund’s assets managed by such Sub-Advisers.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Sarah Clinton, Ropes & Gray LLP

Brian Petersen, Versus Capital Advisors LLC

Jillian Varner, Versus Capital Advisors LLC